WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

The following management discussion and analysis of Western Copper Corporation (“Western Copper” or the “Company”) is dated August 11, 2010, and provides an analysis of the Company’s results of operations for the three and six months ended June 30, 2010.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation June 30, 2010 unaudited interim consolidated financial statements and December 31, 2009 audited annual consolidated financial statements and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies, other than as noted in note 3 of the June 30, 2010 unaudited interim consolidated financial statements, are described in note 2 of the December 31, 2009 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’ and is registered under Form 20-F with the United States Securities and Exchange Commission. On August 11, 2010, the Company had 81,882,336 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov on Form 20-F.

DESCRIPTION OF BUSINESS

Western Copper Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its mineral properties towards production.

All of Western Copper’s properties are located in Canada. The Company’s two most advanced projects are located in the Yukon. The Carmacks Copper Project is in the last phase of permitting. The Company’s Casino project is one of the largest undeveloped porphyry deposits in Canada. Western Copper completed a pre-feasibility study on the property in June 2008.

QUARTERLY SUMMARY OF ACTIVITIES

Casino Project - Exploration

In March 2010, Western Copper began its 15,000 metre diamond drilling program at Casino. Drilling to date has extended the flat-lying, shallow copper and gold enriched supergene zone to a 2.0 km by 1.2 km area – a significant expansion over its previously outlined extent as identified in the 2008 Pre-feasibility Study. The average core length of the supergene from the current drilling is 80 m. The copper and gold enriched zone remains open to the north for further expansion.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

Carmacks Copper Project - Permitting

The Yukon Water Board (“Water Board”) hearing required for issuance of a Water Use Licence concluded on March 2, 2010. On May 10, 2010, Western Copper was notified by the Water Board that the Carmacks Copper Project’s Water Use Licence application has been denied.

The Company has filed a Petition with the Yukon Supreme Court appealing the Yukon Water Board decision. The appeal seeks direction from the Court respecting the jurisdiction and responsibilities of the Water Board in the context of the jurisdiction and responsibilities of the Yukon Environmental and Socioeconomic Assessment Board and the Minster of Energy, Mines and Resources under the Quartz Mining Act. The hearing of the appeal is scheduled from September 27 to September 29, 2010.

Island Copper Property

Effective July 15, 2010, Kobex Minerals Inc. terminated its rights to earn in to the Island Copper Property.

Warrant acceleration and exercise

In May 2010, Western Copper elected to accelerate the expiry of 2 million warrants. The warrants were issued by the Company as part of a private placement that closed on July 10, 2009 and were originally set to expire on July 10, 2012. The expiry date was accelerated to June 7, 2010. Each whole warrant was exercisable for one common share of the Company at a price of $1.25 per common share.

A total of 1,925,000 warrants were exercised. The proceeds of $2,406,250 will be used to fund general administration and permitting activities at our Carmacks and Casino projects.

Management team updates

Effective June 30, 2010, Jonathan Clegg retired as Western Copper’s Vice President Engineering, but he will continue to remain involved with the Company part time. Replacing Mr. Clegg will be Cam Brown who has been promoted to the position of Vice President Engineering. Mr. Brown has 40 years of experience in the mining industry and was previously Senior Project Manager for Western Copper and Western Silver. Prior to joining Western Silver he worked as Project Manager for Bechtel Corporation.

During the second quarter, Claire Derome, Vice President Community and Government Relations left Western Copper to pursue new opportunities.

Western Copper has hired Jesse Duke to assist the company with their permitting activities in the Yukon. Mr. Duke will be based in Whitehorse, Yukon. Mr. Duke has extensive experience in public communications, stakeholder consultations and community relations for major mining projects. He has held senior management positions for government and in the private sector. Mr. Duke has collaborated with Western Copper for the last three years overseeing the environmental work for the Casino Project.

Jack McClintock was retained earlier this year as a Consulting Geologist. Mr. McClintock has over 30 years experience in all facets of the mineral exploration business. He was formerly Global Exploration Manager with BHP Billiton and he is currently CEO of Savant Explorations. Mr. McClintock brings tremendous mining experience and has been advising the Company on exploration matters related mainly to the exploration program at the Casino Project.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

PROPERTY OVERVIEW

Casino Property (Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located, by road, 380 kilometres northwest of Whitehorse, Yukon. It has been the subject of considerable exploration going back to 1967.

In June 2008, Western Copper announced that an independent pre-feasibility study on the Casino property supports the development of the project. Based on the mill proven and probable reserve estimate of 914 million tonnes, the mine has an estimated 30 year ore production life.

The financial model formed as part of the pre-feasibility study used commodity prices of US$2.95 per pound for copper, US$647 per ounce for gold, and US$31 per pound of molybdenum and an exchange rate of 1 US$/$ to assess the viability of the project. Initial capital development costs were estimated to be $2.1 billion, including $550 million for a power plant. Based on these and other factors, the pre-feasibility study pre-tax internal rate of return (“IRR”) was estimated to be 20.4% based on 100% equity financing.

Management has updated the financial model with commodity prices and the US$/$ exchange rate in effect on August 11, 2010. The analysis, which uses spot commodity prices of US$3.28 per pound for copper, US$1,198 per ounce for gold, US$14 per pound for molybdenum and an exchange rate of 0.96 US$/$, produces an estimated unleveraged pre-tax IRR of 24%.

Should it make a production decision on the property, Western Copper is required to make a cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

The Company has begun preparation of a proposal for submission to the Yukon Environmental and Socioeconomic Assessment Board (“Project Proposal”). As part of this process, Western Copper continues to collect baseline environmental and socio-economic data to update and complement environmental information collected in the early 1990’s. The Company has also begun engaging and consulting with local communities, various government departments, and First Nations Governments.

In March 2010, Western Copper began a 15,000 metre diamond drilling program. The 2010 exploration program is designed to complement the 2009 drilling program. The aim of the current program is to expand the resource by converting inferred material to measured and indicated and to provide data to define material that is presently uncategorized and improve the geological model of the deposit.

Drilling to date has extended the flat-lying, shallow copper and gold enriched supergene zone to a 2.0 km by 1.2 km area – a significant expansion over its previously outlined extent as identified in the 2008 Pre-feasibility Study. The average core length of the supergene from the current drilling is 80 m. The copper and gold enriched zone remains open to the north for further expansion.

A complete listing of drill-holes and results of the 33 holes drilled and assayed during the 2010 campaign are available in the news release dated June 24, 2010.

Western Copper intends to use the information collected during the drilling campaign and the engineering studies currently underway to update the pre-feasibility study by early 2011.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

Carmacks Copper Project (Yukon, Canada)

The Carmacks Copper Project is located 220 kilometres north of Whitehorse, Yukon.

In 2007, Western Copper reported the key findings of its feasibility study on the project and announced that the study supports the development of the mine. Based on the proven and probable reserve estimate of 10.6 million tonnes, the mine has an estimated six year ore production life. The feasibility study indicated initial capital development costs of $144 million, including a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs, which include the Company’s project team salaries, spare parts, and bond costs. The life-of-mine operating costs were estimated to be $0.98 per pound of copper (US$0.84 per pound of copper at 0.85 US$/$). Using a copper price of US$2.32 per pound and an exchange rate of 0.85 US$/$, the feasibility study indicated a pre-tax IRR of 21.1% for the project based on 100% equity financing.

Management has updated the financial model to reflect the spot copper price and the US$/$ exchange rate in effect on August 11, 2010. The analysis, which uses a copper price of US$3.28 per pound and an exchange rate of 0.96 US$/$, results in an unleveraged pre-tax IRR of 35%.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at the date of this report, Western Copper has made $700,000 in advance royalty payments.

In April 2009, Western Copper received the Quartz Mining Licence (“QML”) for the Carmacks Copper Project. This licence permits the Company to begin construction of the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate.

The Water Use Licence is the next and final permit required to build and operate the Carmacks Copper Project. On May 10, 2010, Western Copper was notified by the Water Board that the Carmacks Copper Project’s Water Use Licence application had been denied.

The Company was disappointed by this unexpected decision. It also has a number of concerns respecting the Water Board’s decision. First, the Company is surprised that the nine volumes of application materials, accepted by the Water Board in November 2009 have now been found to require further detail and information. Second, the Company is surprised that the Water Board has not followed or implemented the conclusions of the environmental assessment of the Yukon Environmental and Socioeconomic Assessment Board which addressed in detail issues such as heap leaching and reclamation, and which concluded that the Carmacks Copper Project should be allowed to proceed. Third, the Company is surprised that the Water Board made no reference in its decision to the determination of the Minister of Energy, Mines and Resources to issue a Quartz Mining Licence authorizing development and operation of the mine and related facilities, and establishing terms, conditions, and security for reclamation. The Company had expected that the decision of the Water Board would recognize the environmental assessment, the Decision Document and the Quartz Mining Licence, and focus on the appropriate terms and conditions of a Water Use Licence.

The Company has filed a Petition with the Yukon Supreme Court appealing the Yukon Water Board decision. The appeal seeks direction from the Court respecting the jurisdiction and responsibilities of the Yukon Water Board in the context of the jurisdiction and responsibilities of the Yukon Environmental and Socio-economic Assessment Board and the Minster of Energy, Mines and Resources under the Quartz Mining Act.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

The appeal seeks a declaration that the Yukon Water Board decision was contrary to (1) the Screening Report and Recommendation of the Executive Committee of YESAB, (2) the Decision Documents issued by the Yukon and Federal Governments, which gave approval for the Carmacks Copper Project to proceed subject to terms and conditions, and (3) the Quartz Mining Licence issued by the Minister of Energy, Mines and Resources, which authorized the construction, operation and ultimate decommissioning of the mining facilities of the Project.

The hearing of the appeal is scheduled from September 27 to September 29, 2010. It is Western Copper’s intention to seek reconsideration of its water licence application and this appeal will provide clarity and certainty regarding the process to be followed.

Island Copper/Hushamu (British Columbia, Canada)

The Island Copper property consists of three blocks of mineral claims in a prospective copper-gold porphyry belt located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Since August 2008, the Island Copper property was under option, most recently with Kobex Minerals Inc. (“Kobex”). On July 15, 2010, Kobex terminated its rights to earn in to the property.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to the previous owner of the claims. The payment method is at the election of Western Copper. The previous owner also maintains the right to explore for non-metallic minerals on the Apple Bay claims.

Redstone (Northwest Territories, Canada)

The Redstone property comprises five mining leases and 16 mineral claims in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has a NI 43-101 compliant resource estimate is the Coates Lake area. This area consists of the five mining leases noted above. Should production be initiated at Coates Lake, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3% if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1.00 per pound.

In September 2007, the Company signed an agreement with the Mineral Deposits Research Unit at the University of British Columbia (“MDRU”) to fund a research project that will aim to provide a better understanding of the regional geology and to identify areas covered by the Company’s existing claims and leases that offer the most exploration potential.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

MDRU spent approximately two months in the summer 2009 studying the geology in the area covered by the Redstone claims and leases. A progress report was made to Western Copper in September 2009. The MDRU team mobilized to the area in late June 2010. The field work is on-going.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

As at and for the quarter ended	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09
Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	775,448	761,826	233,672	509,122
Loss per share – basic and diluted	0.01	0.01	-	0.01
Mineral properties	80,893,851	75,376,844	72,790,644	70,960,998
Cash, cash equivalents, and short- term investments	8,232,576	10,798,525	13,667,179	11,786,066
Total assets	89,688,423	87,003,474	86,876,176	83,316,052

As at and for the quarter ended	30-Jun-09	31-Mar-09	31-Dec-08	30-Sep-08
Expressed in Canadian dollars	$	$	$	$

Loss and comprehensive loss	594,590	522,773	599,667	530,503
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Mineral properties	67,117,675	65,970,008	65,702,582	64,047,426

Cash, cash equivalents, and short-term investments	10,931,098	12,177,922	13,062,366	16,460,243
Total assets	78,478,161	78,503,650	79,216,492	80,708,309

Significant quarterly fluctuations above are due to the following:

Cash is being spent to fund ongoing operations and to increase the value of the Company’s mineral properties. This has led to a decrease in cash, cash equivalents and short-term investments and an increase in mineral properties in each quarter presented above, except Q3 and Q4 2009. Cash, cash equivalents and short-term investments increased from June 30, 2009 to December 31, 2009 because the Company raised $4 million through a private placement in July 2009 and $5.4 million through a private placement in December 2009.

Loss and comprehensive loss in Q4 2009 is lower than the other quarters due to a future income tax recovery of $396,000 recorded in Q4 2009. A similar recovery was recorded in Q4 2008, but at that time, the future income tax recovery of $452,000 was off-set by the $405,000 write-down of the Company’s Sierra Almoloya mineral property.

Loss and comprehensive loss is higher in Q1 2010 than the previous quarters because Western Copper issued and donated common shares in February 2010. The fair value of the common shares totaled $117,900 and was recorded under Office and Administration expenses.

Loss and comprehensive loss is higher in Q2 2010 than the previous quarters due to a number of one-time payments to employees relating to changes at the Company.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

RESULTS OF OPERATIONS

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Expressed in Canadian dollars	$	$	$	$

ADMINISTRATIVE EXPENSES
Accounting and legal	51,601	50,889	101,185	97,421
Filing and regulatory fees	21,710	32,619	64,916	49,439
Office and administration	572,364	479,770	1,131,454	941,000
Shareholder communication	145,683	82,594	271,455	157,393
LOSS BEFORE OTHER ITEMS	791,358	645,872	1,569,010	1,245,253

OTHER ITEMS
Interest income	(13,618)	(56,986)	(31,854)	(135,499)
Foreign exchange	(2,292)	5,704	118	7,609
LOSS AND COMPREHENSIVE LOSS	775,448	594,590	1,537,274	1,117,363

Western Copper had a loss of 775,000 ($0.01 per common share) for the three months ended June 30, 2010 compared to a loss of $595,000 ($0.01 per common share) during the same period in 2009. For the six months ended June 30, 2010, Western Copper had a loss of $1.54 million compared to a loss of $1.12 million for the six months ended June 30, 2009. The increase in the loss figure during the three and six month periods ended June 30, 2010 is due to the factors listed below.

In February 2010, Western Copper made a donation of common shares to a registered charity. This donation was valued at $118,000 and was recorded as an office and administration expense. There was no such cost in 2009.

During Q2 2010, there were a number of personnel changes at Western Copper. As a result, payments to employees increased as compared to Q2 2009.

Shareholder communication expenses are higher in the first half of 2010 than in the previous year because the Company minimized its investor relation activities during the first half of 2009 due to the downturn in the capital markets. Since the second half of 2009, the Company has augmented its marketing activities. Advertising, road show and conference costs have all increased in 2010.

Western Copper continues to earn interest on its cash deposits held at banks and on its short-term investments. Despite recent increases, the Bank of Canada has been lowering its key interest rate over the past two years. In November 2009, investments earning over 2% matured and were replaced with investments earning less than 1%. As the Company uses cash reserves to fund its 2010 operations, its interest bearing balances have been declining. Decreasing interest bearing balances and decreasing interest rates have both contributed to the Company earning $103,000 less interest income in the first half of 2010 than it did in first half of 2009. It earned $43,000 less interest income in Q2 2010 as compared to the same period in the previous year.

The scale and nature of the Company’s operations has remained relatively consistent with 2009 and this trend is expected to continue through 2010.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
Expressed in Canadian dollars	$	$	$	$

CASH PROVIDED BY (USED IN)
Operating activities	(379,393)	(536,936)	(1,466,581)	(798,491)
Financing activities	2,843,513	-	2,905,546	-
Investing activities	(784,332)	(765,735)	(2,643,698)	(1,270,037)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,679,788	(1,302,671)	(1,204,733)	(2,242,348)

Cash and cash equivalents – beginning	551,610	4,097,527	3,436,131	5,037,204

CASH AND CASH EQUIVALENTS – ENDING	2,231,398	2,794,856	2,231,398	2,794,856

In addition to its cash and cash equivalents, the Company had $6.0 million in short-term investments as at June 30, 2010. At June 30, 2010, cash, cash equivalents, and short-term investments totaled $8.2 million and working capital was $6.4 million. At December 31, 2009, Western Copper had working capital of $12.7 million.

The decrease in working capital is mostly due to the Company’s continued permitting and exploration work at the Casino Project and general administrative expenses.

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in portion at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment.

Western Copper is an exploration stage enterprise. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

Based on its current estimates, management expects that Western Copper will have sufficient working capital to fund its administrative expenses and its mineral property costs in 2010. The Company will have to raise additional capital prior to building any of its projects in order to fund construction costs.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

Financing activities

The Company received $452,763 from the exercise of 533,500 stock options during the six months ended June 30, 2010. 508,500 stock options were exercised for total proceeds of $437,263 in Q2 2010.

Western Copper received $2.46 million during the six months ended June 30, 2010 from the exercise of 1,964,000 warrants issued as part of its July 2009 private placement. In May 2010, the expiration date of the warrants was accelerated from July 2012 to June 2010. 1.93 million of these accelerated warrants were exercised in Q2 2010 for proceeds of $2.4 million.

There was no financing activity from January 1, 2009 to June 30, 2009.

Investing activities

Western Copper spent approximately $5.0 million on mineral property expenditures during the second quarter of 2010 as weather conditions allowed the Company to begin its field programs at Casino. This compares with $765,000 during the same period in 2009. The majority of the costs relate to the exploration and permitting programs on-going at site.

Western Copper incurred over $4 million more mineral property expenditures during Q2 2010 than it did in Q2 2009 because during the first half of 2009 the Company decided to reduce its spending because of the uncertainty in the capital markets.

During the first half of 2009, Western Copper limited its efforts to performing only necessary permitting activities relating to the Carmacks Copper Project and the Casino Project. It was not until capital market conditions somewhat improved around mid-year and the Company had raised some capital that it initiated significant expenditures such as the 2009 exploration program at the Casino Project.

The mineral property additions shown below represent costs incurred, not necessarily cash spent, on mineral property expenditures during the six months ended June 30, 2010. Despite not taking into account changes in working capital balances, the mineral property costs below are a good representation of Western Copper’s mineral property expenditures during the period.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

A summary of activities relating to each project is available under the Quarterly Summary of Activities and the Property Overview sections at the beginning of this document.

	Casino	Carmacks Copper
	Project	Project

Expressed in Canadian dollars	$	$

DECEMBER 31, 2009	26,688,744	15,956,231

CASH ITEMS
Advance royalty	-	100,000
Claims maintenance	7,095	-
Detailed engineering	-	27,702
Engineering studies	595,159	-
Exploration	4,092,670	-
Permitting	2,363,620	508,473
Salary and wages	101,860	107,040

CASH ITEMS	7,160,404	743,215

NON-CASH ITEMS
Exploration	27,354	-
Stock-based compensation	27,545	24,955

NON-CASH ITEMS	54,899	24,955

JUNE 30, 2010	33,904,047	16,724,401

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia and Whitehorse, Yukon. The future minimum lease payments by calendar year are approximately as follows:

	Vancouver	Whitehorse
Expressed in Canadian dollars
	$	$

2010	89,816	13,636
2011	182,164	27,271
2012	183,973	-
2013	186,504	-
2014	78,464	-
Thereafter	-	-

TOTAL	720,921	40,907

Western Copper has no debt and does not pay dividends. Its only capital requirement is that it must spend approximately $1.7 million on qualifying Canadian exploration expenditures by December 31, 2010. Otherwise, the Company is required to pay the investors who purchased flow-through shares the difference between the amount of tax benefit that the investors would have realized had the Company incurred all expenditures renounced to investors effective December 31, 2009 and the amount that the investors actually realized.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgment is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock options, amounts and likelihood of contingent liabilities, and the cost allocation methodologies used to determine results of operations, the value of financing components, and the value of purchased assets. Actual results could differ from the estimates by a material amount.

Mineral properties

Direct costs related to the acquisition, exploration, and development of mineral properties owned or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, placed into production or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. If a property is placed into commercial production, deferred costs will be amortized using the unit-of production method based on proven and probable reserves. The carrying amount for mineral properties represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

Cost recoveries, including tax credits and funds received as part of government assistance programs, are recognized as a reduction in the carrying value of the related asset when it is more likely than not that the money will be received. If the applicable property has been written-off, the amount received is recorded as a credit to the statement of loss when it is more likely than not that the money will be received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Impairment of long-lived assets

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows expected to be earned from the property are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds management’s estimate of fair values.

Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

The Company believes that the estimates applied in the impairment assessment are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

Asset retirement obligation

The fair value of a liability for an asset retirement obligation (“ARO’s”), such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a long-term liability and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets. At the end of each period, the liability is revised to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions can materially affect the recognized amount of the liabilitiy.

The Company has determined that it has no material ARO’s to record in the consolidated financial statements.

Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the temporary differences are expected to reverse. A valuation allowance is applied to the extent that it is not more likely than not that the future income tax assets will be realized.

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

CHANGE IN ACCOUNTING POLICIES

The Company has elected to adopt the following standards effective January 1, 2010 so that its accounting policies are more closely aligned with International Financial Reporting Standards during the year ending December 31, 2010.

Business combinations

Section 1582, Business Combinations, replaces Section 1581, Business Combinations and establishes standards for the accounting for business combinations. It provides the Canadian equivalent to International Financial Reporting Standard IFRS 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period after adoption. The adoption of this standard had no effect on the Company’s financial statements.

Consolidated financial statements and non-controlling interests

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard IAS27, Consolidated and Separate Financial Statements. The adoption of this standard had no effect on the Company’s financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Western Copper expects to adopt IFRS effective January 1, 2011. In 2011, the Company will have to present 2010 comparative figures restated using IFRS for each comparative period after the transition date. As a result, the Company began to execute its IFRS implementation plan in 2009.

During 2009, Western Copper compared its current accounting policies under Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS and identified differences between the two standards. Based on its review of historical transactions and its current and expected business activities, the Company identified the treatment of Exploration and Evaluation (“E&E”) costs, income taxes, and asset impairment as areas with the greatest potential to create significant differences in the Company’s financial statements as a result of adopting IFRS.

Western Copper performed a comprehensive analysis of these areas to determine the potential impact that adopting IFRS will have on the Company’s financial statements.

The International Accounting Standards Board (“IASB”) has still not made a definitive determination as to whether E&E costs should be capitalized or expensed. IFRS 6 allows companies to choose a policy that capitalizes these costs. The policy must be disclosed in the notes to the financial statements. The Company expects to continue capitalizing its E&E costs in a manner consistent with its current accounting policy.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

The method of accounting for income taxes under IFRS is similar to Canadian GAAP, but one of the exemptions under IFRS may have a significant impact on the Company’s financial reporting. Under current IFRS guidelines, the recognition of future income tax (“FIT”) assets or liabilities that arise from the initial recognition of assets or liabilities that do not impact profit or loss and other than in a business combination is prohibited. The majority of the Company’s FIT liability balance is due to the difference between the carrying value and the tax value of the properties that Western Copper acquired as a result of its acquisition of Lumina Resources Corp. in 2006. Western Copper accounted for the transaction as an acquisition of assets, not as a business combination. As a result, the exemption under IFRS would apply and would eliminate the majority of the Company’s FIT liability balance recognized under Canadian GAAP. It would also decrease the carrying value of mineral properties by a similar amount because when the FIT liability was recognized, the carrying values of the related mineral properties were grossed up by the same amount. The IASB has recently issued an exposure draft suggesting changes to its income tax standard. The exposure draft has received a significant number of comments and it is uncertain what changes, if any, will be made before Western Copper’s adoption date.

Under Canadian GAAP, mineral property impairment testing is performed using a two-step test. The first step is to determine if there is an impairment loss by using an undiscounted cash flow analysis. If that analysis identifies an impairment loss, the loss is measured as the amount by which carrying value exceeds fair value. The fair value is often based on discounted cash flows. Under IFRS, assets are tested for impairment using a one-step process based on discounted cash flows. IFRS also allows the reversal of impairment charges from previous years if the fair value exceeds the carrying value of long-lived assets.

Other IFRS that apply to the Company’s operations, but that are not expected to have a significant effect on 2010 financial results based on the Company’s current and expected activities are functional currency, business combinations, share based payments, and decommissioning and retirement obligations.

The Company is still considering the impact that the adoption of IFRS will have on its financial statements.

Western Copper has performed its review of IFRS based on standards applicable as of the date of this report. The IASB is still developing IFRS and may propose changes to the standards between the date of this report and the date the Company adopts IFRS. Western Copper’s assessment of differences between Canadian GAAP and IFRS is based on its historical, current, and expected business activities. Changes in business activities could also lead to unexpected differences to the Company’s financial statements, notes, and other disclosures as reported under Canadian GAAP and IFRS. Changes to business activities or transactions and/or IFRS could have material effects on Western Copper’s analysis discussed above.

Western Copper will track the difference between Canadian GAAP and IFRS on individual transactions throughout 2010. It will also analyze the effect of changes in IFRS as they occur. At the end of 2010, the Company will prepare two sets of financial statements. One set will comply with Canadian GAAP for reporting purposes. The other set will comply with IFRS for use as comparative figures once Western Copper adopts IFRS on January 1, 2011.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.

Based on that assessment, management concluded that, as at December 31, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures. As a result, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2009.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in disclosure controls or in internal controls over financial reporting from April 1 to June 30, 2010 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

FINANCIAL INSTRUMENT RISK MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to credit, liquidity, currency, interest rate and market risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, reclamation bonds, and accounts payable and accrued liabilities.

Market risk

The Company has no regular cash inflow from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties. The Company’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western Copper require funds during a time when the price of its common shares is depressed, it may be required to accept significant dilution to maintain enough liquidity to continue operations.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by the Canadian government or by Canadian chartered banks. Credit risk exposure on cash and cash equivalents is considered negligible.

Currency risk

Western Copper raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at June 30, 2010 or December 31, 2009.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments. Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates. Changes in interest rates do not have a material effect on the Company’s results of operations or on the fair value of the investments.

RISKS AND UNCERTAINTIES

The following is a list of the most significant risks and uncertainties that affect the Company. This list is not exhaustive. More information on risks and uncertainties is available in Western Copper’s Annual Information Form which is available on the Company’s website and at www.sedar.com.

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

The Company complies with National Instrument 43-101 when reporting mineral resources.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, and molybdenum. Metal prices fluctuate widely and are affeted by numerous factors beyond the Company’s control. These prices may not remain at levels required to make development of any given property feasible.

Project financing

The Company’s projects will require substantial financing, including a possible combination of debt and equity financing. Although some of the expenditures required to develop its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

There can be no assurance that debt and/or equity financing will be available, or available on acceptable terms.

Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of exisiting shareholders.

Statutory and regulatory compliance is complex and may result in delay or curtailment of our operations

Mineral claims or current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration and development activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration and/or development activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. We may be required to compensate those suffering loss or damage by reason of its mineral exploration or development activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. We are not currently covered by any form of environmental liability insurance.

Existing and possible future laws, regulations and permits governing operations and activities of exploration and development companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or require abandonment or delays in exploration and/or development.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged. At present, Western Copper is unaware of any dispute relating to its mineral properties.

Site closure and reclamation costs

Minimum standards for site closure and reclamation have been established by various governmental agencies that affect certain operations of the Company. Western Copper accounts for reclamation liabilities by recognizing any statutory, contractual or other legal obligation related to reclamation when such obligation is incurred, if a reasonable estimate of fair value can be made. The determination of site closure and reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions can materially affect the recognized amount of the liabilitiy.

Forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western Copper’s operations in future periods. Forward looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward looking statements are set forth principally under the heading “Property Overview”, “Corporate Developments” and elsewhere in Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, ability to obtain required permits for the construction and operation of the Carmacks Copper Project; exploration results at the Company’s properties; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western Copper and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Western Copper’s forward-looking statements are based on the beliefs, expectations and opinions ofmanagement on the date the statements are made, and Western Copper does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western Copper’s expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western Copper’s Annual Information Form, Western Copper’s annual report on Form 20-F, and other information released by Western Copper and filed with the appropriate regulatory agencies.

WESTERN COPPER CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
An exploration stage company	For the three and six months ended June 30, 2010

Cautionary note regarding forward-looking statements: Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.